

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 27, 2013

Via Email
Steven P. Smart
Chief Financial Officer
Approach Resources Inc.
One Ridgmar Centre
6500 West Freeway, Suite 800
Fort Worth, TX 76116

> **Re:** **Approach Resources Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed February 28, 2013**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2013**
> **Filed November 8, 2013**
> **File No. 001-33801**

Dear Mr. Smart:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2012

Item 2 – Properties, page 24

Proved Oil and Gas Reserves, page 25

Proved Undeveloped Reserves, page 28

1. We note that you reclassified Pangea proved undeveloped ("PUD") reserves of 8.9 MMBOE to probable reserves in 2012 due to the requirement for no more than a five year period between PUD reserve booking and drilling. Please tell us how you accounted for the costs associated with these reserves. In addition, please explain to us the

circumstances that permitted you to include Pangea proved reserves that are "…7.2% of our total PUD reserves, that have been booked for five years or longer."

2.   In conjunction with our previous comment, we note that you spent $54 million on Pangea infrastructure in 2012. Please explain to us in reasonable detail the figures for items other than well drilling and completion, including the figures for the portion of Pangea total sunk capital costs that you have incurred. Refer to Question 108.01 of the Compliance and Disclosure Interpretations ("C&DIs") regarding Oil and Gas Rules. The C&DIs are available at www.sec.gov/divisions/corpfin/guidance/oilandgas-interp.htm.

3.   We note your disclosure stating that all proved undeveloped reserves are scheduled to be drilled before the end of 2017. Rule 4-10(a)(31)(ii) of Regulation S-X specifies a five year limit after booking for the development of PUD reserves. Please revise this disclosure accordingly.

4.   It appears you have incurred in excess of $175 million in drilling and completion activities through the third quarter of 2013. With reasonable detail, please tell us about the proved undeveloped reserves you converted to developed status as well as the capital expended. As part of your response, please include figures for the fourth quarter of 2013 if available.

Form 10-Q for Fiscal Quarter Ended September 30, 2013

Notes to Consolidated Financial Statements

Note 3 – Long-Term Debt, page 5

5.   We note you issued senior notes in June 2013 that are guaranteed by each of your consolidated subsidiaries. These guarantees are described in your Form 10-Q as full and unconditional and joint and several. Please revise to disclose any qualifications to the subsidiary guarantees (i.e., release provisions).

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Wei Lu at (202) 551-3725 or me at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. You may contact Ron Winfrey, Petroleum Engineer, at (202) 551-3704 with questions about engineering comments.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Accounting Branch Chief